Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2020

Highlights of the Fourth Quarter of 2020:

◾	Net revenues: $21.3 million in Q4 2020, compared to $27.8 million in Q4 2019

◾	Net Loss of $2.3 million, or $0.7 million excluding one-off charges of $1.61 million, in Q4 2020, compared to a net income of $3.1 million in Q4 2019

◾	EBITDA[1]: $8.3 million in Q4 2020, compared to $11.9 million in Q4 2019

Highlights of Full Year 2020:

◾	Net revenues: $63.3 million in 2020, compared to $86.5 million in 2019

◾	Net Loss: $18.4 million in 2020, as compared to $11.7 million in 2019

◾	EBITDA[1]: $19.9 million in 2020, as compared to $23.8 million in 2019

◾	Shareholders’ equity of $95.7 million on December 31, 2020, compared to $29.9 million on December 31, 2019

Recent Developments:

◾	Fleet growth of 40% in the last 9 months with agreements to acquire four high-quality Japanese-built Capesize vessels

◾	Successful completion of $179 million financial restructuring amicably with the underlying lenders

◾	Compliance with NASDAQ’s minimum bid price requirement achieved organically, through share price appreciation

◾	$75 million gross proceeds from a registered direct offering priced at-the-market increasing shareholders’ equity further

◾	$33.6 million early repayment of a senior and junior loan facilities

March 24, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today its financial results for the fourth quarter and twelve months ended December 31, 2020.

For the quarter ended December 31, 2020, the Company generated net revenues of $21.3 million, representing a 23.3% decrease compared to the corresponding quarter of 2019. The time charter equivalent rate (“TCE”)1 earned during the fourth quarter of 2020 was $16,511, decreased by 28% from $22,935 in the fourth quarter of 2019, which is mainly attributable to the decrease of the Baltic Capesize Index (“BCI”) in the corresponding quarters. The Company recorded a net loss of $2.3 million compared to net income of $3.1 million in the same quarter of 2019, which includes one-off cash and non-cash charges amounting to $1.6 million associated with the financial restructuring of the Company.

1 Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Time Charter Equivalent rate (“TCE”)  are non-GAAP measures. Please see the reconciliation below of EBITDA to Net Income/ (Loss) and TCE to Net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

For the twelve-month period ended December 31, 2020, net revenues amounted to $63.3 million, a 27% decrease compared to $86.5 million in the same period in 2019. The TCE earned during 2020 was $11,950, representing a 19% decrease when compared to a TCE of $14,694 in 2019 which compares favorably with the year-on-year percentage decrease in the 5-time charter (“T/C”) route average of the BCI of 27.5%. The average daily vessel operating expenses (“OPEX”) of the fleet for the twelve-month period of 2020 was $5,709, marking a 10% increase when compared with the respective figure for 2019 of $5,172.

Cash and cash-equivalents, restricted cash and term deposits, as of December 31, 2020 stood at $23.7 million, compared to $14.6 million as of December 31, 2019. Shareholders’ equity at the end of the fourth quarter of 2020 was $95.7 million, compared to $29.9 million at the end of the fourth quarter of 2019.

First Quarter 2021 TCE Guidance:

As of the date hereof, approximately 98% of our fleet operating days in the first quarter of 2021 have been fixed at a TCE of approximately $16,0002, or 89% higher compared to the $8,481 TCE recorded in the first quarter of 2020.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated:

“We are very pleased that Seanergy has successfully turned the corner of a very challenging year in 2020 and has emerged as a stronger enterprise for the years to come. From a historical perspective, our results for the fourth quarter of 2020 were affected by a short-lived softening of the market, as well as by one-off cash and non-cash charges associated with our successful financial restructuring.

Overall, 2020 was marked by the severe consequences of the outbreak of the covid-19 pandemic. The resulting volatility in day-rates reflected οn the earnings of our fleet, especially in the first half of the year. Our average TCE for Q4 was $16,511 per day, largely in line with the respective performance of the BCI which averaged $16,944 per day in the same period.  However, due to the weakness of the first half, our daily TCE for 2020 stood at $11,950, decreasing by 19% compared to the previous year. This had a proportional effect on our EBITDA which decreased by 17% year-over-year, from $23.8 million for 2019 to $19.9 million for 2020.

During this highly challenging market environment, we took decisive steps to successfully execute on our strategic plan to position Seanergy for the long-term. We have grown our fleet with well-timed acquisitions of high-quality vessels, while seizing the opportunity to overhaul our balance sheet, providing the Company with a solid financial footing going forward.

In light of the volatile market conditions, we took swift actions to strengthen our liquidity. These actions facilitated the successful restructuring of $179 million of our debt, including our junior loans and convertible notes. As part of this restructuring, loan maturities due in 2020 were extended by two to four years at improved terms, providing Seanergy with a clean runway and financial flexibility. In addition, the refinancing of two of our vessels at a discount, in combination with our accelerated debt repayments, have resulted in an impressive $37.6 million year-over-year reduction in our overall debt.

Furthermore, within the third quarter of 2020 and while market conditions were improving, we took delivery of the M/V Goodship, a 2005-built Japanese unit, which we agreed to acquire earlier in the year at what has proven to be a historically low price. We also completed a sixth scrubber installation on the M/V Knightship in cooperation with Glencore, the charterer of the vessel, who compensated the Company for 100% of the scrubber investment.

Moving into 2021, the Capesize market has taken a strong upward turn, which we expect to be sustainable in the next years. The BCI has averaged in excess of $16,000 per day year-to-date, in a trend that is defying the seasonality patterns of the last 7 years, indicating potentially strong forward momentum. We believe the outlook for the next two years is very strong, supported by solid demand driven by a considerable growth in infrastructure projects in the post-covid era. Vessel supply fundamentals are also very favorable with the lowest vessel orderbook of the last 17 years, as amplified by the catalytic effect of the upcoming environmental regulations.

Supported by the strong performance of the Capesize market, in the first quarter of 2021 so far, we successfully implemented our strategic plan to grow our fleet’s carrying capacity by 28%, while drastically deleveraging our balance sheet. In the beginning of the year, we regained compliance with Nasdaq’s minimum bid price requirement organically, without reverting to a reverse stock split. Subsequently, we completed a $75.0 million common equity offering priced at-the-market under Nasdaq rules, with strong institutional demand and in a solid valuation environment. The proceeds facilitated $33.6 million in additional debt repayments as well as the acquisition of three high-quality Japanese-built vessels.

These newly acquired vessels, M/Vs Tradership, Flagship and Patriotship, are expected to be delivered to us within the second quarter of the year, in what we expect to be a further improved market environment, increasing our fleet to 14 units. Moreover, we have committed two additional vessels in long term index-linked time-charters with leading miners and dry bulk operators, commencing in the second quarter of the year, ensuring that our fleet will timely capitalize on the improving market conditions.

Relating to the implementation of our ESG agenda, we are one of the first publicly listed companies to complete the evaluation of our fleet for compliance with the upcoming Energy Efficiency Existing Ship Index (“EEXI”) regulation for greenhouse gas emissions. We were pleased with the outcome of the evaluation which revealed no significant impact on, or expenses for, our fleet to comply with such regulations. On the same front, we joined the “Neptune Declaration on Seafarer Wellbeing and Crew Change,” a maritime industry initiative focusing on, among other things, facilitating crew changes during the pandemic and ongoing port restrictions. This matter has been brought out as the most important social aspect of the pandemic in our industry.

Concluding, over the last 15 months, we have managed to successfully navigate Seanergy through the challenging operating environment of 2020, implementing a number of strategic initiatives with positive transformational effect on our Company.  We strengthened our equity base, reduced our debt and enhanced our liquidity while at the same time achieved greater scale and broadened our revenue generating capacity with the acquisition of high-quality vessels. Seanergy is today in what we believe to be an optimal financial position allowing the Company to better capitalize on improving market conditions with the goal of creating substantial value for our investors.”

2 For vessels on index-linked T/Cs, the TCE assumed for the remaining operating days is equal to the FFA rate for the respective period. Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Company Fleet:
Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	Minimum T/C duration
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	3 years
Championship	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (2)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (3)	3 years
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (4)	3 years
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (5)	3 years
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked (6)	3 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked (7)	13 months
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked (8)	1 year
Geniuship	Capesize	170,058	2010	Sungdong	No	T/C Index Linked (9)	10 months
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Voyage/Spot
Goodship	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot
Tradership (10)	Capesize	176,925	2006	Japanese Shipyard	No	N/A
Flagship (11)	Capesize	176,387	2013	Japanese Shipyard	No	N/A
Patriotship (12)	Capesize	181,709	2010	Japanese Shipyard	Yes	N/A

(1)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of about 24 to about 27 months at the charterer’s option. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months based on the Capesize FFA for the selected period.

(3)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(5)
Chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(6)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI.

(7)
Chartered by Pacbulk Shipping and delivered to the charterer on April 23, 2020 initially for a period of about 10 to about 14 months. Upon expiration of the current T/C period, in June 2021, the vessel will commence the second extension period up to minimum January 1, 2022 to maximum April 30, 2022. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate, based on the prevailing Capesize FFA for the selected period.

(8)
Chartered by Anglo American, a leading global mining company, and expected to be delivered to the charterer on towards the beginning of June 2021 for a period of minimum 12 to maximum 15 months from the delivery date. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of minimum three and maximum 12 months, based on the prevailing Capesize FFA for the selected period.

(9)
Chartered by Pacbulk Shipping and expected to be delivered to the charterer towards the end of March 2021 for a period of about 10 to about 14 months from the delivery date. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate based on the prevailing Capesize FFA for the selected period.

(10)	Expected delivery in June 2021.

(11)	Expected delivery in April 2021.

(12)	Expected delivery in May 2021.

Fleet Data:

(U.S. Dollars in thousands)
	Q4 2020	Q4 2019	FY 2020	FY 2019
Ownership days (1)	1,012	920	3,807	3,650
Available days (2)	1,012	838	3,755	3,417
Operating days (3)	1,010	835	3,747	3,393
Fleet utilization (4)	99.8%	90.8%	98.4%	93.0%
TCE (5)	$16,511	$22,935	$11,950	$14,694
Daily Vessel Operating Expenses (6)	$6,087	$5,584	$5,709	$5,172
(1)	Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in under sale and lease back transactions.

(2)	Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to dry-dockings, special and intermediate surveys, or lay-up days.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(5)
TCE is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE.

(In thousands of U.S. Dollars, except operating days and TCE)
	Q4 2020	Q4 2019	FY 2020	FY 2019
Net revenues from vessels	21,313	27,769	63,345	86,499
Less: Voyage expenses	4,637	8,618	18,567	36,641
Net operating revenues	16,676	19,151	44,778	49,858
Operating days	1,010	835	3,747	3,393
TCE	16,511	22,935	11,950	14,694

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q4 2020	Q4 2019	FY 2020	FY 2019
Vessel operating expenses	6,206	5,137	22,347	18,980
Less: Pre-delivery expenses	46	-	611	104
Vessel operating expenses before pre-delivery expenses	6,160	5,137	21,736	18,876
Ownership days	1,012	920	3,807	3,650
Daily Vessel Operating Expenses	6,087	5,584	5,709	5,172

Net Income / (Loss) to EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2020	Q4 2019	FY 2020	FY 2019
Net (loss) / income	(2,319)	3,098	(18,356)	(11,698)
Add: Net interest and finance cost	6,677	5,623	23,217	23,632
Add: Depreciation and amortization	3,897	3,199	15,040	11,860
Add: Taxes	-	22	-	54
EBITDA	8,255	11,942	19,901	23,848

EBITDA represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented as the Company believes that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2020	Q4 2019	FY 2020	FY 2019
Interest and finance costs, net	(6,677)	(5,623)	(23,217)	(23,632)
Add: Amortization of deferred finance charges	219	104	757	978
Add: Amortization of convertible note beneficial conversion feature	1,645	1,021	5,518	3,713
Add: Amortization of other deferred charges	120	1,455	550	3,907
Add: Cash interest waived - related party	-	-	-	1,164
Add: Fair value of units – related party (one-off expenses relating to the financial restructuring)	596	-	596	-
Cash interest and finance costs	(4,097)	(3,043)	(15,796)	(13,870)
Add: Restructuring expenses	1,012	-	1,012	-
Cash interest and finance costs, net of restructuring expenses	(3,085)	(3,043)	(14,784)	(13,870)

Fourth Quarter and Recent Developments:

Compliance with Nasdaq Minimum Bid Price Requirement

On February 11, 2021, the Nasdaq Stock Market confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), concerning the minimum bid price of the Company’s common stock.

$179 million Financial Restructuring

Jelco Loans and Notes Extensions & Amendments

On December 30, 2020, the Company entered into definitive documentation with Jelco Delta Holding Corp. (“Jelco”), the Company’s sole junior creditor, concerning $27.2 million of maturities falling due in 2020 and the settlement of accrued and unpaid interest through December 31, 2020. Pursuant to this agreement, $6.5 million of principal indebtedness under one of the Jelco loans was repaid on December 31, 2020, while all other maturities were extended to December 2024. In connection with the restructuring, the Company agreed to certain mandatory prepayment obligations, pursuant to which $12.0 million of principal under the Jelco loans was prepaid in the first quarter of 2021. In addition, Jelco has agreed to the reduction of the applicable interest rate across all Jelco loans and notes to a fixed rate of 5.5%.

Seanergy and Jelco agreed to the settlement of all accrued and unpaid interest through December 31, 2020 and other fees payable to Jelco in an aggregate amount of approximately $5.6 million, through a private placement of units consisting of one common share (or one pre-funded warrant in lieu of one common share) and one warrant to purchase one common share. These securities were issued on January 8, 2021.

UniCredit Bank AG Extension and Amendments

On February 8, 2021, the Company entered into a supplemental agreement to the facility with UniCredit Bank AG secured by two of its vessels, the M/V Fellowship and the M/V Premiership. Pursuant to the supplemental agreement, (i) the maturity date of the facility was extended from December 29, 2020 to December 29, 2022, (ii) the quarterly installments were reduced from $1.55 million to $1.2 million, effective as of the December 2020 installment, (iii) the applicable margin was increased from 3.2% to 3.5% with effect from December 29, 2020 until the maturity of the facility and (iv) various financial covenants and value maintenance provisions were cancelled. The supplemental agreement became effective on February 9, 2021.

Amsterdam Trade Bank  Amendments

On February 12, 2021, the Company entered into a supplemental agreement to the facility with Amsterdam Trade Bank N.V. secured by one of its vessels, the M/V Partnership. Pursuant to the supplemental agreement, the value maintenance provisions and certain financial covenants were amended. The supplemental agreement became effective on February 16, 2021.

Fleet Compliance Evaluation for the Upcoming Greenhouse Gas Regulation

On February 9, 2021, the Company announced the completion of the evaluation of the EEXI of its vessels in preparation for the upcoming Greenhouse Gas Emissions regulations. In cooperation with one of the leading classification societies, DNV, Seanergy completed the evaluation of the EEXI for its fleet, pursuant to the outcome of which it expects that its existing fleet will remain compliant with applicable greenhouse gas emissions regulatory requirements until 2030 with no material cost for the Company.

Registered Direct Offering

On February 19, 2021, the Company completed a registered direct offering of 44,150,000 of its common shares to certain unaffiliated institutional investors for aggregate gross proceeds of approximately $75.0 million. The equity offering was priced at $1.70 per share.

Capesize Vessel Acquisitions

In February 2021, the Company entered into an agreement to acquire a 2006 Japanese-built Capesize vessel from an unaffiliated third party. The vessel will be renamed M/V Tradership and is expected to be delivered to the Company in the second quarter of 2021.

In March 2021, the Company entered into agreements with unaffiliated third parties to purchase two additional Capesize vessels. The first vessel was built in 2013 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 176,000 deadweight tons (“dwt”) and shall be renamed M/V Flagship. The vessel is expected to be delivered to the Company by the end of April 2021, subject to the satisfaction of certain customary closing conditions.

The second vessel was built in 2010 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 182,000 dwt and shall be renamed M/V Patriotship. The vessel is expected to be delivered to the Company by the end of May 2021, subject to the satisfaction of certain customary closing conditions.

The special survey and ballast water treatment system installation for all three vessels were completed recently by the current owners and therefore the Company does not anticipate incurring significant capital expenditure for these vessels at least for the next two years. Moreover, M/V Patriotship is fitted with an exhaust gas cleaning system, or scrubber.

The aggregate purchase price for the three vessels is approximately $72 million and is expected to be funded with cash on hand or by a combination of cash on hand and proceeds from new loan facilities. The Company is in discussions with leading financial institutions to finance part of the acquisition cost at competitive financing terms, however, there can be no assurance that the Company will enter into any such financing arrangements. Following their delivery, the size of the Company’s fleet will increase to 14 Capesize vessels with an aggregate cargo capacity of approximately 2.5 million dwt.

Full Prepayment of a Senior Credit Facility and Two Junior Loan Facilities

On March 5, 2021, the Company fully prepaid the credit facility with Entrust Global secured by a first priority mortgage on the M/V Lordship. The outstanding balance of the facility was $21.6 million, the initial earliest maturity date was in June 2023, and the average applicable coupon was approximately 10%. The prepayment amount was funded with cash on hand. Following the prepayment and assuming no refinancing of the M/V Lordship, the interest savings for the Company are expected to be $1.3 million for the remaining of 2021 and $1.8 million on average per year for 2022-23. Additionally, annual repayments will be reduced by approximately $2.5 million on average.

In February 2021, a total of $12.0 million prepayment has been applied against the full repayment of two junior/unsecured loans and a partial repayment of a third junior unsecured loan, pursuant to the mandatory prepayment terms of those facilities following the closing of the $75 million registered direct offering and several Class E warrant exercises. The applicable interest rate of these loans was 5.5%, resulting in expected annual interest savings of approximately $660,000.

Update on Number of Shares Issued and Outstanding

As of March 23, 2021, the Company has 155,104,455 common shares issued and outstanding.

Seanergy Maritime Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	December 31, 2020	December 31, 2019*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	23,651	14,554
Vessels, net	256,737	253,781
Other assets	14,857	14,216
TOTAL ASSETS	295,245	282,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	169,762	207,303
Convertible notes	14,516	14,608
Other liabilities	15,273	30,782
Stockholders’ equity	95,694	29,858
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	295,245	282,551

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019*
Revenues:
Vessel revenues	22,182	28,758	65,682	89,523
Commissions	(869)	(989)	(2,337)	(3,024)
Vessel revenue, net	21,313	27,769	63,345	86,499
Expenses:
Voyage expenses	(4,637)	(8,618)	(18,567)	(36,641)
Vessel operating expenses	(6,206)	(5,137)	(22,347)	(18,980)
Management fees	(279)	(247)	(1,052)	(989)
General and administrative expenses	(1,925)	(1,798)	(6,607)	(5,989)
Depreciation and amortization	(3,897)	(3,199)	(15,040)	(11,860)
Operating income / (loss)	4,369	8,770	(268)	12,040
Other expenses:
Interest and finance costs, net	(6,677)	(5,623)	(23,217)	(23,632)
Gain on debt refinancing	(6)	-	5,144	-
Other, net	(5)	(49)	(15)	(106)
Total other expenses, net:	(6,688)	(5,672)	(18,088)	(23,738)
Net (loss) / income	(2,319)	3,098	(18,356)	(11,698)

Net (loss) / income per common share, basic	(0.03)	1.85	(0.55)	(12.21)
Weighted average number of common shares outstanding, basic	67,904,450	1,674,709	33,436,278	958,297

* Derived from the audited consolidated financial statements as of the period as of that date

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessels, the Company’s operating fleet will consist of 14 Capesize vessels with an average age of 12 years and aggregate cargo carrying capacity of approximately 2,461,138 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com